March 5, 2007

VIA EDGAR AND FAX

Mr. Craig Wilson

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Activision, Inc. (File No. 001-15839)
Form 8-K filed on February 7, 2007

Dear Mr. Wilson:

This letter is submitted on behalf of Activision, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing and the Company’s earnings release dated February 7, 2007 attached thereto, as set forth in your letter to Robert Kotick, dated February 9, 2007.

For reference purposes, portions of the text of your letter dated February 9, 2007 have been reproduced herein with the Company’s response below each numbered comment.  All capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the filing noted above.

STAFF COMMENT

1.                                       We believe the non-GAAP statement of operations columnar format appearing in your earnings release dated February 7, 2007 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures.  In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.”  Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns.

MANAGEMENT RESPONSE

The disclosures relating to non-GAAP measures in the Company’s February 7, 2007 earnings release were prepared and formatted in an effort to comply with the provisions of Regulation G that require a reconciliation of non-GAAP measures to GAAP measures and the requirements of Rule 100(a) and S-K Item 10(e)(1)(i).

Consistent with these purposes:

•                  the February 7, 2007 earnings release presented GAAP operating results that are directly comparable to the Company’s non-GAAP results; and

•                  the non-GAAP measures included in the release were then reconciled in a table displaying the amount of the various adjustments that are made to the corresponding GAAP operating statement line items.

The columnar presentation was explicitly labeled and presented as a “reconciliation” and was formatted in columnar format in an effort to provide the required reconciliation in a quickly and easily understandable format.  For this reason, the non-GAAP column was not presented as a separate, stand-alone, self-contained “non-GAAP financial statement,” but was presented adjacent to a GAAP column and a reconciliation column.  The Company believed that the heading of the table and the labeling of the columns, together with the prominence, proximity and clarity of adjacent GAAP and reconciliation columns, would make clear that the non-GAAP numbers were not prepared as part of a comprehensive set of accounting rules or principles, but only as reconciliation to GAAP.

In a further effort to avoid any unintended misimpression on the part of investors, a footnote to the reconciliation column refers investors to a number of explicit cautionary statements under a prominent heading “Non-GAAP Financial Measures” in the text of the Company’s February 7, 2007 earnings release.  These cautionary statements informed investors that:

•                  the non-GAAP financial measures in the release “. . . should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with GAAP”;

•                  the “Non-GAAP net earnings (loss) do not include certain expenses required to be recorded in order to present earnings in accordance with GAAP”;

•                  “the term non-GAAP net earnings (loss) does not have a standardized meaning”; and

•                  “other companies may use the same or similarly named measure but exclude different items, which may not provide investors a comparable view of the company’s performance in relation to other companies in the same industry.”

It is respectfully submitted that these disclosures make clear to investors that the non-GAAP measures are not based on a comprehensive set of accounting rules or principles, and the Company continues to believe that it is useful to present non-GAAP measures in the format used in the Company’s February 7, 2007 earnings release.

Notwithstanding the foregoing, the Company has carefully considered the Staff’s comments and concerns and has reviewed the ongoing evolution in disclosure practices among other companies with respect to the presentation of non-GAAP financial information.  Accordingly, the Company intends to include in future earnings releases and related Current Reports on Form 8-K an express statement to the effect that any non-GAAP measures presented in the reconciliation table are not based on a comprehensive set of accounting rules or principles.  In addition, the Company will show the reconciliation in a line item format, an example of which is attached hereto as Exhibit A, in lieu of the columnar format used in the Company’s February 7, 2007 earnings release.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not preclude the Commission from taking any action with respect to its filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310) 496-5238  or George Rose, Esq., our Sr. Vice President and General Counsel, at (310) 255-2603.

Sincerely,

/s/ Thomas Tippl
Thomas Tippl
Chief Financial Officer of Activision Publishing, Inc.
(Principal Financial and Accounting Officer of Activision, Inc)

cc:	Robert A. Kotick
Brian G. Kelly
Michael Griffith
George Rose, Esq.
Mark Kronfrost
Rob Helmholz (PricewaterhouseCoopers LLP)
Rod Howard, Esq. (Wilmer Hale Pickering Hale and Dorr LLP)

Exhibit A

ACTIVISION, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASUREMENTS TO NON-GAAP MEASUREMENTS

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except earnings per share data)

Quarter Ended December 31, 2006	Cost of sales - software royalties and amortization	Product development	Sales and marketing	General and administrative	Total operating expenses
GAAP Measurement	$77,384	$37,147	$90,159	$44,438	$655,714
Equity-Based Compensation Adjustment	$(1,771)	$(1,193)	$(1,315)	$(2,988)	$(7,267)
Non-GAAP Measurement	$75,613	$35,954	$88,844	$41,450	$648,447

Quarter Ended December 31, 2006	Operating income (loss)	Net income (loss)	Basic earnings (loss) per share	Diluted earnings (loss) per share
GAAP Measurement	$167,119	$124,771	$0.44	$0.41
Equity-Based Compensation Adjustment	$7,267	$4,440	$0.02	$0.01
Non-GAAP Measurement	$174,386	$129,211	$0.46	$0.42